Exhibit 4.2
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT is made effective as of the 18th day of August, 2009 (the “Effective Date”) between COREL CORPORATION (the “Employer”) and THOMAS PETER BERQUIST (the “Executive”), an individual residing in the State of California.
WHEREAS, the Employer and the Executive wish to enter into an agreement pursuant to which the Executive will provide the Executive’s services to the Employer and the Employer will hire and retain the services of the Executive as an employee of the Employer, on the terms and conditions set forth in this agreement (the “Agreement”).
NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Agreement, the parties hereby mutually covenant and agree as follows:
1. EMPLOYMENT
(a) The Executive is employed in the position of Chief Financial Officer, reporting to the Chief Executive Officer or his/her designee, with such duties and responsibilities attendant to such position as shall be determined from time to time by the Chief Executive Officer or his/her designee; provided, however, that the Employer has the absolute right, with prior notice to the Executive, to change the Executive’s assignments, duties and reporting relationships in accordance with the operational needs of the Employer.
(b) The Executive is employed on a full-time basis for the Employer and it is understood that the hours of work involved will vary and may be irregular. The Executive acknowledges that this clause constitutes agreement to work such hours.
(c) The Executive shall be required to work in the Employer’s offices in Mountain View, California and such other locations as the Employer may specify from time to time. If the principal office location is moved by a distance greater than 50 miles, then the Executive shall have the right to be deemed to have been Terminated without Cause. It is fundamental to the term of Executive’s employment that the Executive be willing and able to travel frequently without restriction, both domestically and internationally. Accordingly, the Executive must maintain an up-to-date passport at all times.
(d) The Executive acknowledges and hereby agrees to observe all policies of the Employer as the Employer may in its absolute discretion create from time to time.
(e) The Executive acknowledges and agrees that during the term of this Agreement, the Executive shall devote the Executive’s full-time and skill to the duties and responsibilities contemplated in this Agreement and shall not be engaged in any other employment in any other capacity or any other activity that interferes with the provision of the services contemplated in this Agreement or that is for the benefit of any person, corporation or enterprise whose business interests are either competitive or in conflict with those of the Employer unless specifically approved in writing by the Chief Executive Officer; provided that the Executive may engage in charitable, civic or community activities, provided such duties do not materially interfere with the performance of the duties described herein. The Employer acknowledges that the Executive is permitted to continue to serve on two Boards as disclosed by the Executive to the Employer prior to signing this Agreement, and that any further changes in Board membership is subject to review and approval by the Employer. The Executive further agrees to limit membership to two Boards at any given time.
Employment Agreement — Tom Berquist

2. EMPLOYMENT TERM
Subject to being terminated pursuant to the provisions of Section 5 of this Agreement, the term of this Agreement shall be indefinite commencing on September 14, 2009 (the “Hire Date”).
3. SALARY AND BENEFITS
(a) Upon hire, the Executive shall receive a gross annual salary (“Base Pay”) of $300,000 USD. The said Base Pay is to be paid at such times and in such fashion as is in keeping with the ordinary practices and policies of the Employer, as amended from time to time. The Executive’s Base Pay shall be subject to review from time to time, and the Employer may but is not required to adjust the Base Pay as the Employer in its discretion may determine.
(b) The Executive shall be eligible to participate in the Employer’s Annual Incentive Plan (AIP) and the Executive’s target incentive under this program will be $200,000 USD; provided that the target incentive for the fiscal year in which the Effective Date falls will be prorated based on the actual service in that fiscal year. The terms and conditions of the AIP shall be governed by a separate written document (the “Annual Incentive Plan”), as may be amended from time to time by the Employer, and the Executive agrees to adhere to such Annual Incentive Plan.
(c) The Executive shall be eligible to participate in the Employer’s Equity Incentive program which allows employees to share in the long term value created in the company. At the next regularly scheduled Compensation Committee meeting and/or Board Meeting following the execution of this agreement, your recommended stock option grant of 314,618 options will be presented for approval. Details of this grant will be provided to you upon approval. These options are governed by the Corel Corporation Equity Incentive Plan (‘the Plan’), as it may be amended from time to time. If a Significant Event occurs (as defined in the Plan), then the Executive will vest his options on a pro-rata basis based on his then current vesting schedule without being subject to any “cliff” period as defined in the Annual Incentive Plan,. Additionally, 50% of the Executive’s unvested options will also vest on completion of that Significant Event (the “Accelerated Options”). However, if the Executive voluntarily terminates his employment with the Employer before 6 months have elapsed from completion of the Significant Event, then the Executive will be required to deliver for cancellation any common shares issuable on exercise of the Accelerated Options, or pay to the Employer the net cash proceeds received by the Executive in respect of the Accelerated Options, or shares issuable upon exercise of those options. Except as set out above, these options are governed by the Plan. You acknowledge that for the purpose of the Plan the effective date of any termination of your employment shall not be affected by the subsequent decision of any court or other body that the termination was improper, unlawful, unfair, without sufficient notice or otherwise deficient in any respect.
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Employment Agreement — Tom Berquist

(d) The Executive shall be entitled to participate in such additional benefit programs as are enjoyed from time to time generally by similarly situated employees in accordance with the established practices and policies of the Employer as the Employer may in its absolute discretion create or amend from time to time. In this regard, the Executive acknowledges having received a description of the benefit programs in force as of the effective date of this Agreement. The Executive acknowledges that except as otherwise set out in this Agreement, there are no further benefits.
4. VACATION
The Executive shall be entitled to paid vacation in accordance with the Employer’s policies as the Employer may in its absolute discretion amend from time to time. The Executive’s initial annual vacation benefit shall be four (4) weeks per 12 month period commencing on the Hire Date, to accrue in equal installments of 1.67 days per month of employment. The Executive’s annual entitlement will increase by 1 day per completed year of employment, subject to an aggregated cap of five (5) weeks per 12 month period. The maximum number of vacation days Executive may accrue shall be the total number of days he/she can accrue in the 12 month period plus 5 days. The Executive shall begin to accrue vacation again after his/her vacation balance falls below that amount.
5. TERMINATION
This Agreement and the employment of the Executive under this Agreement may be terminated in the manner set out in this Section 5. For all purposes under this Agreement, the “Termination Date” shall be the date on which the Executive’s employment with the Employer ends, as specified in the written notice under Sections 5(a), (b), (c) and (e) below, or the date of death under Section 5(d) below.
(a) Termination by the Employer without Cause
The Employer may terminate this Agreement and the employment of the Executive at any time without Cause by giving the Executive notice in writing of such termination.
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Employment Agreement — Tom Berquist

(b) Termination by the Employer for Cause
The Employer may terminate this Agreement and the employment of the Executive for Cause by giving the Executive notice in writing of such termination. For purposes of this Agreement, “Cause” shall mean (i) any material act of dishonesty or misconduct in violation of the Employer’s policy, (ii) any material act significantly and demonstrably detrimental to the financial condition, reputation or good will of the Employer, which act constitutes gross negligence or willful misconduct by Executive in the performance of his duties to the Employer, (iii) Executive’s conviction of any crime deemed by the Employer to be adverse to its best interests or reputation, (iv) Executive’s willful failure to follow any lawful directive of the Executive’s superior, (v) a substantial failure by Executive to meet reasonable performance objectives that have been approved by the Executive’s superior after consultation with Executive and have been communicated to Executive in advance of the relevant period of time for performance, (vi) a material breach of this Agreement or any other agreement to which Executive and the Employer are parties or a material breach of any other obligation or duty owed to the Employer, which breach remains uncured to the reasonable satisfaction of the Employer for 15 days after Executive receives notice thereof. If the Employer proposes to terminate Executive’s employment for Cause, the Employer shall provide written notice to Executive setting forth the reasons for such termination and giving Executive an opportunity to respond prior to the effective date of termination, which shall be not less than ten (10) calendar days after Executive’s receipt of such notice. The Employer may suspend Executive with pay until a final termination decision is made by the Employer.
(c) Termination by the Executive
This Agreement and the employment of the Executive may be terminated at any time by the Executive giving to the Employer four weeks’ prior written notice. The Employer reserves the right to require the Executive to work for all or any part of such notice period, and/or to waive in writing any notice in excess of four weeks, in which case the termination will take effect on the date designated by the Employer but no sooner than four weeks from the Executive’s notice.
(d) Termination by Death
This Agreement and the employment of the Executive under this Agreement shall be automatically terminated by the death of the Executive.
(e) Termination due to Disability
This Agreement and the employment of the Executive may be terminated effective immediately in the event of the Executive’s Disability, by the Employer giving notice in writing of such termination to the Executive. For these purposes, “Disability” shall be determined in accordance with the Employer’s long-term disability program in effect from time to time, or, if no such program is in effect, shall mean that the Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than 12 months.
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Employment Agreement — Tom Berquist

(f) Effect of Termination
(A) In the event Executive’s employment with the Employer terminates under Sections 5(b) or (c) the Employer shall pay to the Executive the Accrued Obligations as set forth in subsections (i)-(iii) below:
(i) the amount of any Base Pay earned by the Executive as of the Date of Termination to the extent not theretofore paid;
(ii) any vacation pay, expense reimbursements and other cash entitlements accrued by the Executive as of the Date of Termination to the extent not theretofore paid; and
(iii) all other benefits which have accrued as of the Termination Date.
(B) In the event Executive’s employment with the Employer terminates under Sections 5(d) or (e), the Employer shall pay to the Executive (or designated beneficiary in case of his/her death):
(i) all Accrued Obligations; and
(ii) any incentive payment in accordance with the terms of the AIP Plan.
(C) In the event Executive’s employment with the Employer terminates under Section 5(a), the Employer shall pay to the Executive:
(i) all Accrued Obligations;
(ii) any incentive payment in accordance with the terms of the AIP Plan; and
(iii) the Executive’s then-current Base Pay calculated on a pro rata basis for a period of time equal to one month for each full year of employment subject to a minimum of six (6) months and a cap of twelve (12) months, payable in accordance with the Employer’s regular payroll practices.
(iv) family COBRA coverage for medical and dental calculated on a pro rata basis for a period of time equal to one month for each full year of employment subject to a minimum of six (6) months and a cap of twelve (12) months. If, prior to completion of the above period following the termination the Executive commences a position with another employer, or becomes self-employed, then the COBRA coverage will end
The payments specified in Section 5(f)(C)(iii) are conditioned upon the Executive’s compliance with Sections 6 and 7 herein and delivery to the Employer of an executed unconditional release of claims in a form satisfactory to the Employer. Any amounts due under Section 5(f)(C)(iii) shall not be due until the expiration of any revocation period applicable to the unconditional release of claims.
6. CONFIDENTIAL INFORMATION AND PROPRIETARY RIGHTS; OWNERSHIP OF PROPERTY
(a) The Executive shall abide by the Confidential Information and Proprietary Rights Agreement (“NDA/IP Agreement”) attached as Schedule A to this Agreement, as well as the Network Use and Security Policy attached as Schedule B of this Agreement, all of which form part of the terms and conditions of the Executive’s employment.
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Employment Agreement — Tom Berquist

7. OWNERSHIP OF PROPERTY
(a) The Executive agrees that during the term of his employment with the Employer and thereafter any and all equipment, devices or other property provided to the Executive by the Employer shall remain the property of the Employer. The foregoing shall include all property (whether in electronic or hard copy form) including without limitation computers, peripherals, software, cellular phones and any other equipment.
(b) Upon termination of this Agreement, the Executive shall immediately return to the Employer any and all of the foregoing property and shall return to the Employer any other property which has been leased or rented by the Employer for use by the Executive.
8. SURVIVAL, SEVERABILITY AND ENFORCEABILITY
(a) The provisions of Sections 6 and 7 of this Agreement, this Section 8 and the NDA/IP Agreement shall each survive the cessation for any reason whatsoever of the employment relationship under this Agreement and shall remain enforceable notwithstanding the existence of any claim or cause of action of the Executive against the Employer, whether predicated upon this Agreement or otherwise.
(b) If any provision of this Agreement or any part thereof shall be deemed void, invalid, illegal or unenforceable by a court or other lawful authority of competent jurisdiction, this Agreement shall continue in force with respect to the enforceable provisions and all rights accrued under the enforceable provisions shall survive any such declaration, and any non-enforceable provision or part-thereof shall, to the extent permitted by law, be replaced by a provision which, being valid, comes closest to the intention underlying the invalid, illegal or unenforceable provision.
(c) The Executive acknowledges that a breach of any of the provisions in Sections 6 and 7 of this Agreement or of the NDA/IP Agreement will give rise to irreparable harm and injury non-compensable in damages. Accordingly, the Employer or such other party may seek and obtain injunctive relief against the breach or threatened breach of the foregoing provisions, in addition to any other legal remedies which may be available. The Executive further acknowledges and agrees that the covenants contained in Sections 6 and 7 of this Agreement and in the NDA/IP Agreement are necessary for the protection of the Employer’s legitimate business interests. The Executive further agrees to notify the Employer immediately of any breach of the Executive’s obligations under this Agreement which comes to the attention of the Executive.
9. DISCLOSURE
(a) The Executive acknowledges that the Executive is not a party to any prior agreements which have created, or which could create in any third party rights which are or could become inconsistent with the Executive’s obligations in this Agreement, and the Executive agrees that the Executive will fully disclose to the Employer at the Executive’s earliest opportunity any such prior agreements as well as any claims made or notices provided by a third party which allege any such agreement or interest.
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Employment Agreement — Tom Berquist

(b) The Executive undertakes and agrees that after the termination for any reason whatsoever of the Executive’s employment under this Agreement and prior to entering into any contractual relationship with any other party to serve as an officer, director, employee, partner, advisor, joint-venturer or in any other capacity with any other business, undertaking, association, partnership, firm, enterprise or venture, the Executive shall disclose to such other party the terms of Sections 6, 7 and 8 of this Agreement and the NDA/IP Agreement. The Executive expressly authorizes the Employer to make such disclosure to such other party, if the Employer deems it necessary.
10. CURRENCY AND PAYMENTS
All payments provided under this Agreement are expressed in U.S. dollars and all payments to the Executive under this Agreement will be made subject to applicable federal and state income tax withholding and other applicable withholding requirements.
11. APPLICABLE LAW
This Agreement and the rights and obligations of the parties under this Agreement shall be construed and governed in accordance with the laws of the State of California.
12. ENTIRE AGREEMENT
This Agreement, inclusive of Schedules A and B, contains the entire understanding and agreement between the parties with respect to the employment of the Executive and the subject matter of this Agreement and any and all previous agreements and representations, written or oral, express or implied, between the parties or on their behalf, relating to the employment of the Executive by the Employer and the subject matter of this Agreement, are hereby terminated and cancelled and each of the parties hereby releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such prior agreements and representations. Except as provided in this Agreement, no amendment or variation of any of the provisions of this Agreement shall be valid unless made in writing and signed by each of the parties.
13. NOTICES
Any consent, approval, notice, request, or demand required or permitted to be given by one party to the other shall be in writing (including, without limitation, telecopy communications) to be effective and shall be deemed to have been given on the earlier of receipt or the fifth day after mailing by registered mail as follows:
(a)	If to the Employer, to it at:
Corel Corporation
1600 Carling Avenue
Ottawa ON K1Z 8R7
Facsimile: (613) 761-1146
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Employment Agreement — Tom Berquist

(b)	If to the Executive, at:
212 Oak Grove Avenue
Atherton, CA 94027
or such other address as may have been designated by written notice.
Any consent, approval, notice, request or demand aforesaid if delivered, faxed or telecopied shall be deemed to have been given on the date of such delivery, facsimile or telecopy transmission. Any such delivery shall be sufficient, inter alia, if left with an adult person at the above address of the Executive in the case of the Executive, and if left with the receptionist at the above address of the Employer in the case of the Employer. The Employer or the Executive may change its or the Executive’s address for service, from time to time, by notice given in accordance with the foregoing.
14. NON WAIVER
The parties acknowledge and agree that a failure by either party to enforce any particular provision of this Agreement shall not be considered a waiver of any of its rights and will not release the other party of any responsibility for performance under this Agreement.
15. SUCCESSORS AND ASSIGNS
This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Employer.
16. COUNTERPARTS
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
17. INDEPENDENT LEGAL ADVICE
The Executive acknowledges that the Executive is aware that the Executive has the right to obtain independent legal advice before signing this Agreement. The Executive hereby acknowledges and agrees that either such advice has been obtained or that the Executive does not wish to seek or obtain such independent legal advice. The Executive further acknowledges and agrees that the Executive has read this Agreement inclusive of all Schedules, and has read all enclosures, and fully understands the terms of this Agreement, and further agrees that all such terms are reasonable and that the Executive signs this Agreement freely, voluntarily and without duress.
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Employment Agreement — Tom Berquist

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the dates set forth below.

COREL CORPORATION
Dated: August 18, 2009	By:	/s/ KRIS HAGERMAN
Title: Chief Executive Officer

EXECUTIVE
Dated: August 18, 2009	/s/ TOM BERQUIST
CA
Employment Agreement — Tom Berquist

Schedule A
CONFIDENTIAL INFORMATION AND PROPRIETARY RIGHTS AGREEMENT (“NDA/IP AGREEMENT”)
CONFIDENTIAL INFORMATION
1.
You acknowledge that you may, in your capacity as an employee of Corel, from time to time receive Confidential Information of Corel which Corel wishes and is entitled to protect. You understand that “Confidential Information” includes, but is not limited to, any part of the computer systems, software source code, system logic, systems, marketing plans, patents, trade secrets, know how, technical expertise, financial information, product information, customer information, and other non-public information relating to the business of Corel and its affiliates, whether verbal or written, regardless of the form or medium, with respect to the business of Corel, as well as all proprietary and other information of a confidential nature which is provided to Corel by third parties.

2.
You agree that both during and after your employment with Corel you will hold the Confidential Information in trust and confidence for Corel, and that you will not disclose the Confidential Information to any person or entity without the prior written approval of Corel or use the Confidential Information for any purpose other than the specific purposes required by your duties with Corel.

3.
You agree that both during and after your employment with Corel you will not copy the Confidential Information without Corel’s written permission or as required by your duties with Corel. You agree that both during and after your employment with Corel you will not remove any Confidential Information from Corel’s premises without the express permission of Corel. If Corel requests at any time, you will immediately return all Confidential Information in your possession or control to Corel.

4.
You agree that you will advise Corel promptly of any information known to you prior to your employment with Corel which could be included as Confidential Information but which you consider to be excluded from the provisions of this NDA/IP Agreement.

5.
The obligations of confidentiality under this Agreement shall not apply to any information that (a) is or becomes information in the public domain without any act or omission by you, (b) was in your possession free of any obligation of confidentiality before being disclosed to you by or on behalf of Corel, (c) was disclosed to you by a third party without breach by such third party of any obligation to keep such information confidential, or (d) is required to be disclosed by law, whether under an order of a court or government tribunal or other legal process, provided that you inform Corel of such requirement as soon as you become aware of the requirement and in sufficient time to allow Corel to take such steps as are lawfully available to Corel to avoid or limit such disclosure. You agree that you will advise Corel promptly of any information which you believe is qualified by this paragraph before using or disclosing such information.

6.
You agree that during your employment with Corel you will not make use of or in any manner communicate to Corel any confidential information of any third party (including but not limited to your former employers) that may be in or may come into your possession or control, other than confidential information disclosed to you in your capacity as a representative of Corel.

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Employment Agreement — Tom Berquist

PROPRIETARY PROPERTY
7.
You acknowledge that all tangible and intangible improvements, inventions, know how and discoveries, technology, patents, copyrightable materials, computer programs, designs, documentation, processes, techniques or procedures in any way related to Corel’s business which are developed, invented, contributed to or written by you, alone or together with others during the course of your employment with Corel or at any time using Confidential Information, including all derivative works (all collectively, “Developments”) are the exclusive property of Corel.

8.
You agree that you will fully disclose all Developments to Corel promptly after they are created. You hereby irrevocably waive all your moral rights in all Developments as of the moment they are created and you hereby transfer all your right, title and interest in and to all Developments, including all derivative works, exclusively to Corel on a world wide, royalty free basis as of the moment they are created and, as required by Corel, will protect Corel’s interest in such Developments. Both during and after your employment with Corel, you agree to execute any documents which Corel feels are necessary, at Corel’s expense, to enable Corel to apply for or enforce its patent, copyright, industrial design, trademark right, or any other industrial or intellectual property rights in the Developments.

9.
You acknowledge that you are not a party to any prior agreements which have created, or which could create in any third party rights which are or could become inconsistent with your obligations in this Agreement, and you agree that you will fully disclose to Corel at your earliest opportunity any such prior agreements as well as any claims made or notices provided by a third party which allege any such agreement or interest.

10.
You acknowledge that, from time to time, Corel uses the image, likeness, voice or other representation of its employees in connection with the production of corporate reports, advertising and promotional materials, and training videos. You hereby agree that if, during the course of your employment, you participate in such productions, Corel may use your image, likeness, voice or other representation in perpetuity, in all media and in all territories for the purposes described above, both during and after your employment with Corel, without further compensation to you.

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Employment Agreement — Tom Berquist

GENERAL
11.
You acknowledge that any breach of this NDA/IP Agreement will cause Corel irreparable harm, for which damages may not be adequate compensation and acknowledge that in addition to any other rights and remedies that it may have at law or equity, Corel may apply for equitable relief, including an injunction, in order to stop any breach or threatened breach by you of this NDA/IP Agreement. You are required to notify Corel immediately of any breach of your obligations under this NDA/IP Agreement which comes to your attention.

12.
You understand that a failure by Corel to enforce any particular provision of this NDA/IP Agreement is not to be considered a waiver of any of its rights and will not release you of any responsibility for performance under this NDA/IP Agreement.

13.
The various provisions of this NDA/IP Agreement are independent of each other and of any other agreement, and the invalidity of all or part of any one particular provision will not affect or impair the enforceability of the remainder of that provision or the other provisions of this NDA/IP Agreement.

14.
You understand that your employment with Corel is subject to the terms and conditions of this NDA/IP Agreement, and that regardless of any changes in your role, responsibilities, compensation or otherwise, you will continue to be subject to the terms and conditions of this NDA/IP Agreement. You also understand that the ongoing obligations contained in this NDA/IP Agreement shall continue in full force and effect notwithstanding the termination for any reason whatsoever of your employment with Corel and that you must continue to observe these obligations when seeking new employment.

Acceptance and Authorization I have read, I understand, and I hereby agree to comply with the terms and conditions of this NDA/IP Agreement. I confirm that I had the opportunity to confer with an independent legal advisor if I so wished, in advance of signing below.
I hereby undertake to notify my actual or future employers (and other third parties as necessary) of the terms of this NDA/IP Agreement and my responsibilities under this Agreement.
I also hereby authorize Corel to notify my actual or future employers (and other third parties as necessary) of the terms of this NDA/IP Agreement and my responsibilities under this Agreement.

Signed:	/s/ TOM BERQUIST	Date: August 18, 2009

Tom Berquist
CA
Employment Agreement — Tom Berquist

Schedule B
NETWORK USE & SECURITY
The purpose of this policy is to establish guidelines for the proper use of computer network resources by employees and to increase the overall security of our computer network, including the Internet and all software, hardware, related equipment and/or services (the “Network”). Improper use of the Network by you can expose yourself and Corel to potential civil and criminal penalties, litigation, embarrassment and adverse publicity. Further, the use of unauthorized software on the Network can compromise Network performance or unduly complicate the work of Corel’s MIS department. Accordingly, it is important that all employees be familiar with and abide by the terms of this policy.
By using the Network, you acknowledge and agree that:
The Network is owned by Corel Inc, its parent, subsidiaries and/or affiliates (“Corel”). It is to be used:
•	only by you; and,

•	primarily for authorized business purposes that are directly related to your work for Corel.
You may make personal use of the Internet, provided that such personal use does not interfere with your ability to perform your job and does not otherwise offend this policy; however you should have no expectation as to privacy with respect to any use of the Internet or the Network.
Corel has the right and ability to monitor any and all aspects of your use of the Network, including, but not limited to, monitoring sites that you visit on the Internet and the material contained in your files and e mail. Current auditing technology allows Corel to conduct a detailed Internet audit which includes tracking the Internet sites that you visit and identifying Corel employees who visit certain sites. Anything you create, store, send, post or otherwise access and/or transmit via the Network should not be considered private. Your use of passwords, access codes, account numbers or other Network related authorizations does not necessarily ensure privacy.
You are responsible for using the Network in an ethical and lawful manner, including as follows:
Your use of the Network must comply with all relevant intellectual property laws, inclusive of copyright and the terms and conditions of third party software license or Network related agreements to which you or Corel are a party. Without limiting the foregoing, you are not to knowingly use the Network (i) to operate software that has been copied illegally; and/or (ii) to transmit software to third parties without written authorization from your Director. Software that is licensed to you personally may not be used on the Network without the prior written authorization of your Director.
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Employment Agreement — Tom Berquist

You are not to use the Network to create, store, send, post or otherwise access and/or transmit inappropriate, offensive and/or illegal material, including but not limited to, harassing, embarrassing, sexually explicit and pornographic material (collectively referred to “Inappropriate Material”). Participation in chat groups, discussion groups, newsletters and/or other public forums that contain or make reference to Inappropriate Material is similarly prohibited. Should you encounter Inappropriate Material on the Network, you agree to report it to the Human Resources Department. Should you mistakenly access Inappropriate Material, you agree to advise the Human Resources Department.
You will not use the Network to knowingly make or disseminate any defamatory, negligent or other similar statements.
You have an obligation to safeguard the Network’s integrity and security. You are responsible for all transactions and transmissions made using your password, unless your password was illegally obtained by a third party. You agree to not disclose confidential passwords, access codes, account numbers or other Network related authorizations that are assigned to you from time to time. You are not to destroy, password protect, encrypt or remove software or data without prior written authorization from your Manager. You may be required to disclose your password or assist with the decryption of a file to allow access by authorized Corel employees. You agree not to attempt to access or use the Network through the use of another user’s I.D. or password or to otherwise misrepresent yourself as another user of the Network.
Remote access privileges are for Corel employees only. Any access by a third party (such as a friend, spouse or roommate) will result in immediate withdrawal of all remote access privileges and may result in further disciplinary action.
You acknowledge and agree that, from time to time, Corel may provide you with notice of changes to this policy’s terms and conditions and that such changes shall be binding upon you.
Violation of this policy may result in disciplinary action, including dismissal for cause, and/or subject you to penalties or civil, criminal and/or copyright proceedings. Corel will cooperate fully with local, provincial, state and federal officials in any investigation that is Network related.
ACKNOWLEDGMENT
I hereby acknowledge receiving and reading a copy of the above Corporate Policy Network Use and Security on the date indicated below and I agree to abide and be bound by the above terms and conditions, as amended from time to time.

Signed:	/s/ TOM BERQUIST	Date: August 18, 2009

Tom Berquist
CA
Employment Agreement — Tom Berquist